UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MarkWest Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

570759100

(CUSIP Number)

John M. Fox

MWHC Holding, Inc.

155 Inverness Dr. West

Suite 330

Englewood, Colorado 80112

(303) 468-0094

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570759100

1.	Names of Reporting Persons John M. Fox

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 524,947 Common Units

	8.	Shared Voting Power 6,965,801 Common Units

	9.	Sole Dispositive Power 524,947 Common Units

	10.	Shared Dispositive Power 6,965,801 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,490,748 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons MWHC Holding, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,222,467 Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,222,467 Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,222,467 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Units (the “Common Units”) of MarkWest Energy Partners, L.P. (the “Partnership”).  The principal executive offices of MarkWest are located at 1515 Arapahoe Street, Tower 2, Suite 700, Denver, Colorado 80202.

Item 2.	Identity and Background

(a)                This Statement is being filed by John M. Fox and MWHC Holding, Inc., a Colorado corporation (“MWHC Holding”).

(b)                The address of the principal business office of each of Mr. Fox and MWHC Holding is 155 Inverness Drive West, Suite 330, Englewood, Colorado 80112.

(c)                Mr. Fox had served as Chairman of MarkWest Hydrocarbon, Inc. (“Hydrocarbon”) from its inception in April 1988 until the merger of  MWEP, L.L.C., a subsidiary of the Partnership with and into Hydrocarbon (the “Merger”) pursuant to the terms of that Agreement and Plan of Redemption and Merger, dated as of September 5, 2007 (the “Redemption and Merger Agreement”), which was effected on February 21, 2008.  Mr. Fox has also served as Chairman for MarkWest Energy GP, L.L.C., the general partner of the Partnership (the “General Partner”), since May 2002.  Mr. Fox also served as President and Chief Executive Officer of Hydrocarbon since April 1988 and of the General Partner since May 2002 until his retirement as President on November 1, 2003, and his resignation as Chief Executive Officer effective December 31, 2003.

MWHC Holding is a Colorado corporation and the principal business of MWHC Holding prior to the Merger was to act as a holding company for 4,482,387 shares of Hydrocarbon common stock.  Following the Merger, the principal business of MWHC Holding is to act as a holding company for the Common Units it received in the Merger.  The board of directors of MWHC Holding consists of Mr. Fox and his spouse, Marcella F. Fox.  Mr. Fox is the only executive officer of MWHC Holding.  Mrs. Fox is not currently employed and has not been employed during the past five years.  The address for Mrs. Fox is 155 Inverness Drive West, Suite 330, Englewood, Colorado 80112.

(d)                During the past five years, neither Mr. Fox, MWHC Holding nor Mrs. Fox has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the past five years, neither Mr. Fox, MWHC Holding nor Mrs. Fox was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Mr. Fox and Mrs. Fox are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On February 21, 2008, the Partnership completed its acquisition of Hydrocarbon pursuant to the Redemption and Merger Agreement.  As a result of the redemption and the Merger, Hydrocarbon, which is the surviving corporation, is a wholly-owned subsidiary of the Partnership.  Each of Hydrocarbon’s stockholders could elect to receive all cash, all Common Units (the “Unit Consideration”), the “stated consideration” consisting of 1.285 Common Units and $20.00 in cash for each of their shares of Hydrocarbon common stock, or any combination thereof.  The exchange ratio for those choosing to receive the Unit Consideration was 1.9052 Common Units for each share of Hydrocarbon common stock.

Mr. Fox elected to receive the Unit Consideration with respect to the 110,059 shares of Hydrocarbon common stock held directly by him (excluding the 1,033 shares of restricted Hydrocarbon common stock discussed below for which the form of consideration was determined by the Redemption and Merger Agreement) and the 224,638 shares of Hydrocarbon common stock held jointly with his spouse.  MWHC Holding elected to receive the “stated consideration” with respect to the 4,842,387 shares of Hydrocarbon common stock held directly by MWHC Holding.  In addition, the following entities through which Mr. Fox may be deemed to have beneficial ownership of Common Units each elected to receive the “stated consideration”: the Brian T. Crabtree Trust (the “Crabtree Trust”) (which held 81,250 shares of Hydrocarbon common stock immediately prior to the redemption and the Merger) and Bode Blanco, L.L.C. (“Bode Blanco”) (which held 1,452 shares of Hydrocarbon common stock immediately prior to the redemption and the Merger).  The Fox Family Foundation (which held 118,000 shares of Hydrocarbon common stock immediately prior to the redemption and the Merger) through which Mr. Fox may be deemed to have beneficial ownership of Common Units elected to receive the Unit Consideration.

Pursuant to the Merger, each of Mr. Fox’s 1,033 shares of restricted Hydrocarbon common stock were converted into 1.9052 phantom (notional) Common Units under the MarkWest Energy Partners, L.P. Long-Term Incentive Plan, rounded up to the nearest whole Common Unit.

On October 26, 2007, the Partnership entered into that certain Amended and Restated Class B Membership Interest Contribution Agreement (the “Contribution Agreement”) with current and former management and certain directors of Hydrocarbon and the General Partner, pursuant to which the sellers, including Mr. Fox, agreed to contribute to the Partnership the Class B membership interests in the General Partner in exchange for cash and Common Units concurrently with the closing of the redemption and the Merger.  Effective February 19, 2008, the Partnership entered into that certain Amendment No. 4 to Amended and Restated Class B Membership Interest Contribution Agreement (the “Contribution Agreement Amendment”) with current and former management and certain directors of Hydrocarbon and the General Partner whereby such parties agreed to change the allocation of cash and Common Units to be paid to such persons.  Pursuant to the Contribution Agreement and the Contribution Agreement Amendment, Mr. Fox exchanged his 1.6% Class B membership interest in the General Partner for approximately $1.5 million in cash and 199,938 Common Units.

References to, and descriptions of, the Contribution Agreement and the Contribution Agreement Amendment as set forth above are qualified in their entirety by reference to the copies of the Contribution Agreement and the Contribution Agreement Amendment, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in their entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction

Mr. Fox and MWHC Holding acquired the Common Units in connection with the Merger and the transactions contemplated by the Redemption and Merger Agreement, the Contribution Agreement and the Contribution Agreement Amendment.  They currently hold such Common Units for investment purposes and may, from time to time, acquire additional Common Units or dispose of some or all of their Common Units or may continue to hold the Common Units, depending on business and market conditions, their continuing evaluation of the business, assets and prospect of the Partnership and other factors.

In connection with the Redemption and Merger Agreement, Mr. Fox and MWHC Holding entered into a Voting Agreement dated September 5 2008 with the Partnership (the “Voting Agreement”) whereby each of Mr. Fox and MWHC Holding agreed, among other things, to vote the shares of Hydrocarbon common stock they held in favor of the redemption and the Merger.  Pursuant to the Voting Agreement, the Partnership, Mr. Fox and MWHC Holding entered into a Registration Rights Agreement (the “Registration Rights Agreement”) on February 21, 2008 in connection with the closing of the redemption and the consummation of the Merger.  The Registration Rights Agreement requires the Partnership to file a resale registration statement to register the Common Units of the Partnership that were received by Mr. Fox and MWHC Holding in the Merger pursuant to the Redemption and Merger Agreement and the Common Units that were received by Mr. Fox pursuant to the Contribution Agreement and Contribution Agreement Amendment within 45 days after the closing of the redemption and Merger, and use its commercially reasonable efforts to cause the registration statement to become effective within 150 days after the closing of the redemption and the Merger.  In addition, the Registration Rights Agreement gives Mr. Fox and MWHC Holding piggyback registration rights under certain circumstances.  The piggyback registration rights will terminate upon the third anniversary of the closing of the redemption and the Merger.

Other than as set forth in this Item 4, neither Mr. Fox nor MWHC Holding has any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Registration Rights Agreement as set forth above are qualified in their entirety by reference to the copy of the Registration Rights Agreement included as Exhibit 3 to this Schedule 13D, and incorporated in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

Mr. Fox

(a)        As of the close of business on February 29, 2008, Mr. Fox may be deemed the beneficial owner of 7,490,748 Common Units, representing approximately 14.7% of the outstanding Common Units immediately following the Merger.  The foregoing includes 516,656 Common Units held jointly by Mr. Fox and his spouse, 6,222,467 Common Units directly owned by MWHC Holding, 224,813 Common Units directly owned by the Fox Family Foundation, 104,406 Common Units directly owned by the Crabtree Trust and 1,865 Common Units directly owned by Bode Blanco.  Mr. Fox is the President, Treasurer and a director of the Fox Family Foundation, the trustee of the Crabtree Trust and a member of Bode Blanco.  Mr. Fox disclaims beneficial ownership of the Common Units reported herein, except to the extent of any pecuniary interest therein.  The foregoing does not include 10,818 phantom units held by Mr. Fox which vest at various times beginning on July 31, 2008.  The MaggieGeorge Foundation for which certain family members of Mr. Fox are directors, holds 155,529 Common Units in the aggregate which are not included in the units for which Mr. Fox may be deemed the beneficial owner.  Mr. Fox disclaims beneficial ownership of the units held in the MaggieGeorge Foundation.

(b)        Mr. Fox has sole voting and investment power with respect to 524,947 Common Units, which includes 104,406 Common Units held by the Crabtree Trust of which Mr. Fox is the trustee.  Mr. Fox has shared voting and investment power with respect to 6,965,801 Common Units, which includes 516,656 Common Units held jointly with his spouse, 6,222,467 Common Units directly owned by MWHC Holding, 224,813 Common Units directly owned by the Fox Family Foundation and 1,865 Common Units directly owned by Bode Blanco.

The address of the principal business office of the Fox Family Foundation and each of its executive officers and directors is 155 Inverness Drive West, Suite 330, Englewood, Colorado 80112.  The Fox Family Foundation is a Colorado corporation formed for the purpose of assisting underprivileged parents and their newborn children, the education of underprivileged children and the advancement of women in economic and social distress.  Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of the Fox Family Foundation’s directors and executive officers.  During the past five years, neither the Fox Family Foundation nor any person set forth on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Fox Family Foundation nor any person set forth on Schedule I to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the persons set forth on Schedule I to this Schedule 13D is a United States citizen.

The address of the principal business office of the Bode Blanco and Peter Mounsey, the manager of Bode Blanco, is 155 Inverness Drive West, Suite 330, Englewood, Colorado 80112.  Bode Blanco is a Colorado limited liability company formed for the purpose of holding certain assets of the Fox family.  Mr. Mounsey is the manager of Mak-J Energy, an oil and gas company.  During the past five years, Mr. Mounsey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, Mr. Mounsey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Mounsey is a United States citizen.

(c)        During the last 60 days, Mr. Fox, individually or through the entities through which Mr. Fox may be deemed the beneficial owner of Common Units, has made the following acquisitions of Common Units on the dates indicated:

Date	Number of Common Units	Price Per Common Unit	Acquiror

1/31/2008	334	$ 0 – Represents settlement of vested Phantom Units	Mr. Fox

2/21/2008	209,684	110,059 shares of Hydrocarbon common stock exchanged in the Merger for Unit Consideration	Mr. Fox

2/21/2008	427,980	224,638 shares of Hydrocarbon common stock exchanged in the Merger for Unit Consideration	Mr. Fox (jointly with his spouse)

2/21/2008	6,222,467	4,842,387 shares of Hydrocarbon common stock exchanged in the redemption and the Merger for the Stated Consideration	MWHC Holding

2/21/2008	224,813	118,000 shares of Hydrocarbon common stock exchanged in the Merger for Unit Consideration	Fox Family Foundation

2/21/2008	104,406	81,250 shares of Hydrocarbon common stock exchanged in the redemption and the Merger for the Stated Consideration	Crabtree Trust

2/21/2008	1,865	1,452 shares of Hydrocarbon common stock exchanged in the redemption and the Merger for the Stated Consideration	Bode Blanco

2/21/2008	1,969 (phantom units)	1,033 shares of restricted Hydrocarbon common stock exchanged in the Merger	Mr. Fox

2/21/2008	199,938	Contribution of 1.6% Class B membership interest in the General Partner pursuant to the Contribution Agreement and Contribution Agreement Amendment	Mr. Fox

2/22/2008	7,850 (phantom units)	$0 – grant of phantom units vesting 1/3 on each of January 31, 2009, 2010 and 2011.	Mr. Fox

(d)        Not applicable.

(e)        Not applicable.

MWHC Holding

(a)-(b)  As of the close of business on February 29, 2008, MWHC Holding is the beneficial owner of 6,222,467 Common Units, representing approximately 12.2% of the outstanding Common Units immediately following the Merger.  MWHC Holding has sole voting and investment power with respect to such Common Units.

(c)        During the last 60 days, MWHC Holding made the following acquisition of Common Units on the date indicated:

Date	Number of Common Units	Price Per Common Unit	Acquiror
2/21/2008	6,222,467	4,842,387 shares of Hydrocarbon common stock exchanged in the redemption and the Merger for the Stated Consideration	MWHC Holding

(d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Fox and MWHC Holding are parties to the Registration Rights Agreement and Mr. Fox is party to the Contribution Agreement and Contribution Agreement Amendment.  For a description of the Contribution Agreement and the Contribution Agreement Amendment, see Item 3, which is incorporated herein by reference.  For a description of the Registration Rights Agreement, see Item 4, which is incorporated herein by reference.  References to, and descriptions of, the Contribution Agreement, the Contribution Agreement Amendment and the Registration Rights Agreement as set forth herein are qualified in their entirety by reference to the copies of the Contribution Agreement, the Contribution Agreement Amendment and the Registration Rights Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in their entirety where such references and descriptions appear.  In addition, Mr. Fox may participate from time to time in the equity compensation plans of the Partnership in connection with his role as Chairman of the General Partner.

Item 7.	Material to be Filed as Exhibits

Exhibit No.

Description

1

Amended and Restated Class B Membership Interest Contribution Agreement, dated as of October 26, 2007, by and among the Partnership and the sellers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed November 1, 2007 by the Partnership).

2	Amendment No. 4 to Amended and Restated Class B Membership Interest Contribution Agreement, effective February 19, 2008, by and among the Partnership and the sellers named therein.

3

Registration Rights Agreement, dated as of February 21, 2008, by and among the Partnership, Mr. Fox and MWHC Holding (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 21, 2008 by the Partnership).

4	Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2008

/s/ John M. Fox
John M. Fox

MWHC Holding, Inc.

By:	/s/ John M. Fox
Name: John M. Fox
Title: President

SCHEDULE I

DIRECTORS AND OFFICERS OF THE FOX FAMILY FOUNDATION

Name	Position with Fox Family Foundation	Principal Occupation or Employment
John M. Fox	Director, President and Treasurer	See Item 2(c)
Marcella F. Fox	Director, Vice President	See Item 2(c)
John M. Fox, Jr.	Director, Secretary	Student
Kelley P. Fox	Director, Assistant Secretary	Owner of Priscilla-Cornell Interior Design
Becca Selvidge Fox	Director, Officer	Not currently employed
Peter Mounsey	Director, Officer	Manager of Mak-J Energy

Exhibit Index

Exhibit No.

Description

1

Amended and Restated Class B Membership Interest Contribution Agreement, dated as of October 26, 2007, by and among the Partnership and the sellers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed November 1, 2007 by the Partnership).

2	Amendment No. 4 to Amended and Restated Class B Membership Interest Contribution Agreement, effective February 19, 2008, by and among the Partnership and the sellers named therein.

3

Registration Rights Agreement, dated as of February 21, 2008, by and among the Partnership, Mr. Fox and MWHC Holding (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 21, 2008 by the Partnership).

4	Agreement of Joint Filing